pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Receives Opinion of Inadequacy from INFOR Financial, Provides Strategic Review Update and Announces Technical Advisory Board & Qualified Person

Vancouver BC,  June 2, 2026:  Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) ("Pacific Booker" or the "Company") today announced that, further to our news release of May 8, 2026 announcing the engagement of INFOR Financial Inc. (“INFOR”), the special committee of the Company's board of directors (“Special Committee”) has now received INFOR's independent fairness opinion.

INFOR Financial’s Independent Fairness Opinion

INFOR’s opinion is that, as of the date hereof, the consideration to be received by the Pacific Booker shareholders pursuant to the unsolicited offer by American Eagle Gold Corp. (the “Hostile Bid”) is inadequate, from a financial point of view, to the Pacific Booker shareholders. INFOR Financial is a leading Canadian Investment Regulatory Organization CIRO registered dealer.  INFOR has a mining focused team with the appropriate credentials and mining sector experience in producing fairness opinions.

Strategic Review Progress Update

As disclosed in the Company's directors' circular dated April 29, 2026, the Company has commenced a strategic review process led by the independent Special Committee designed to maximize value for all shareholders by seeking alternatives to the unsolicited takeover bid launched by American Eagle Gold Corp. Any alternative transaction would include seeking a higher valuation. The Special Committee is evaluating a broad range of options, including, but not limited to, possible change of control transactions or asset sales with one or more third parties, partnerships with strategic or financial partners or remaining independent and pursuing Pacific Booker's existing strategy as a stand-alone entity.

As part of these efforts, and as previously announced on May 22, 2026, the Company has engaged Tetra Tech to complete a technical review related to the Morrison Project to provide a conceptual-level economic assessment using updated information since the release of the 2009 feasibility study, including updated capital expenditure and operating expenditure assumptions and current long-term metal price forecasts. The review is expected to be completed by mid-June 2026.

The Company, together with its financial and strategic advisor, RCI Capital Group Inc. (“RCI”), has established a technical dataroom and has initiated outreach to a number of potential strategic counterparties. Multiple parties have expressed interest and have met with RCI as part of a structured process.

Pacific Booker believes the recently announced C$3 million financing further strengthens the Company’s ability to independently advance these initiatives.

The Company expects to provide further updates on the strategic review process in due course.

Establishment of Technical Advisory Board

In addition, Pacific Booker is actively pursuing initiatives to strengthen the Company’s organizational and governance capabilities to enhance operational and strategic execution capacity.

Pacific Booker is pleased to announce the establishment of a Technical Advisory Board (the “TAB”), designed to enhance independent technical oversight, strengthen the advancement of technical work programs, and provide specialized expertise to support the Company’s projects and development initiatives. The establishment of the Technical Advisory Board is intended to support these objectives by providing structured, independent technical input and strengthening the Company’s internal and external technical review capacity.

The TAB will serve in an advisory capacity to the Company’s management and, where appropriate, to the Board of Directors. Its formation reflects Pacific Booker’s ongoing commitment to maintaining high standards of technical rigor, transparency, and best practices in the evaluation and advancement of its mineral assets.

The initial TAB includes the following members:

Leo Hathaway (Chair & Qualified Person): Mr. Hathaway is a geologist and senior executive in the mining and exploration industry with 25 years of experience and has agreed to be the Chairman of the TAB and a Qualified Person for Pacific Booker. He currently serves as Executive Technical Director of Scorpio Gold Corp., VP Exploration for Lumina metals Corp. and Executive Chairman of Golden Shield Resources Inc. His previous roles include VP Exploration for Lumina Resources Corp. (2004 to 2005), Chief Geological Officer for Lumina Copper Corp. (2008 - 2014), VP Exploration for Northern Peru Copper Corp. (2005 to 2008), for Regalito Copper Corp. (2005 to 2006) VP Exploration for Global Copper Corp. (2009-2011) and VP Exploration for Lumina Royalty Corp. (2009-2011). All these companies were acquired by large mining companies and were derived from the original Lumina Copper Corp, for which Mr. Hathaway was VP Exploration (2004-2005). Additionally, Mr. Hathaway has held the following positions: Senior VP of Lumina Gold Corp. (2014-2025), Senior VP Exploration of Luminex Resources Corp. (2018-2024) and Chief Geological Officer for Anfield Nickel Corp. (2009-2014. Prior to 2004 he worked for Inmet Mining in Europe, Central and South America and Australia. Mr. Hathaway holds a B.Sc. (Hons) degree in Applied Geology from the University of Plymouth, a M.Sc. in Mineral Exploration from the University of London and has a P.Geo designation from the Association of Professional Engineers and Geoscientists of the Province of BC.

Brian Abraham: Mr. Abraham is a geologist and a member of the Engineers and Geoscientists of British Columbia. He is also a retired member of the Law Societies of British Columbia and Yukon and is a KC. He has been actively involved in the mining industry for over 40 years and practiced mining law during that time. He has been involved in numerous matters involving mining in other parts of the world as well as in North America. In addition, Mr. Abraham acted as legal counsel for Pacific Booker on the acquisition of the Morrison property from Noranda and on various other matters over the years.

Kent Zehr: Mr. Zehr is a Professional Engineer and consultant for Pacific Booker. He has worked in the industry for over 50 years and has performed many duties during his career including Mining and Extraction Plant Engineer, Surface Mine Maintenance Superintendent, Surface Mine Manager, Director of Production, Construction and Commissioning Coordinator.

Hassan Ghaffari: Mr. Ghaffari is a highly experienced mineral process engineer and project manager with decades of expertise in the mining industry. He has worked on projects across Canada, the United States, Mexico, Honduras, Greenland, Russia, Iran, and particularly Brazil in South America. He is a pioneer in comminution circuit design, including gyratory, cone, and impact crushers, hammer mills, HPGR, and grinding mills. His core strengths include metallurgical test work program, reviews, process flow sheet development, and processing plant design across all study levels through to EPCM. Mr. Ghaffari also works for Tetra Tech Canada Inc. and is part of the team that will be providing to undertake certain technical review and data compilation work related to the Company’s wholly owned Morrison Project, located in central British Columbia.

Mandate of the Technical Advisory Board

The mandate of the TAB is to provide independent technical advice and recommendations to the Company, as requested from time to time, including, but not limited to:

--reviewing and assessing technical reports, studies, analyses and other materialsrelating to the Corporation's projects and operations;

--providing guidance with respect to technical assumptions, methodologies and conclusions;

--identifying and advising on technical risks, opportunities, and industry best practices;

--providing oversight and guidance in respect of the work of external technical consultants and advisors retained by the Corporation; and

--considering such other technical matters and providing such other advice and recommendations as may be referred to the TAB from time to time.

The TAB is intended to ensure that the Company benefits from independent, multidisciplinary technical perspectives during the evaluation, updating, and advancement of its technical studies and project development activities. The Board will also support enhanced discipline in technical decision-making and contribute to the orderly progression of the Company’s strategic initiatives.

Compensation

Compensation to the TAB will be by way of stock option grant in accordance with the BKM stock option plan.

Pacific Booker Board Recommends Shareholders Take No Action and DO NOT TENDER to the Hostile Bid.

The Company continues to recommend to shareholders that they should NOT tender their shares to the opportunistic Hostile Bid and that they should wait for the results of the Special Committee's efforts to explore available alternatives and have a better basis for the value of the asset, guided by improved technical information as it comes available. Pacific Booker shareholders who have tendered to the Hostile Bid can contact our Information Agent, Laurel Hill Advisory Group, for assistance withdrawing your shares by calling 1-877-452-7184 (North America Toll-Free) or 416-304-0211 (outside of North America), by texting “INFO” to either number, or by emailing assistance@laurelhill.com.

If you would like to be added to or removed from the email newsgroup, please send your request by email to info@pacificbooker.com.  We can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

Contact Information

John Plourde, CEO, President and Director

(604) 681-8556.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates, projections and interpretations as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, statements regarding: the ongoing strategic review process and results thereof; the activities and provision of services by the TAB and the compensation thereof, completion of the technical review and the timing thereof, future engagements and the preparation of a future PEA. This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time such assumptions and estimates were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific Booker to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Such factors include, but are not limited to, the risks described in the Company's most recent management discussion and analysis and those risks set out in the Company's other public documents filed on SEDAR+ (www.sedarplus.ca) under Pacific Booker's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.